

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Kyle Kingsley
Chief Executive Officer
Vireo Health International, Inc.
207 South 9th Street
Minneapolis, MN 55402

> **Re: Vireo Health International, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed January 20, 2021**
> **File No. 000-56225**

Dear Dr. Kingsley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas M. Rose